

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-mail
Stephen Alfers
Chief Executive Officer and President
Pershing Gold Corporation
1658 Cole Boulevard
Building 6-Suite 210
Lakewood, CO 80401

> **Re: Pershing Gold Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2012**
> **File No. 333-179073**

Dear Mr. Alfers:

We have reviewed your responses to the comments in our letter dated February 14, 2012 and have the following additional comments.

General

1. We note your response to our prior comments 1 and 2 and reissue in part. We note that certain of your officers and directors appear to have experience in the marketing or sale or creation of start-up mining or other new companies for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changed its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission. On an individual by individual basis for each officer and director, please describe the particulars of each such transaction to include the names of the predecessor and successor companies, the business plan or purpose of the predecessor and successor companies, whether new control persons were named in connection with such transactions, the transaction dates and the applicable registration statements. We may have additional comments.

2. We note your response to our prior comment 3 and reissue in part. Reference is made to the written materials and video presentation prepared by Astor Investments where certain of your former officers and geologist appeared to discuss your company, previously available at http://astorinvestments.com/members-only/the-ultimate-hedge-stock-tweets.html. We further note that Interactive Investors, Inc. provides services to you. It appears that much of the information which described your business in the materials is not included in the registration statement. Additionally, we note that your registration

statement has not been declared effective. Please explain the company's or any of the company's officers or directors roles in the preparation of the referenced materials and the inconsistencies in your disclosures. Lastly, provide us an analysis explaining how the presentation complies with Rule 134 and the exemption from Section 5(c) of the Securities Act of 1933 that you believe is available for this communication. We may have additional comments.

3. We note your agreement with Interactive Investors, Inc. dated July 5, 2011. Please provide us with a fully executed copy of the agreement. In this regard, we note that the version provided to us previously was not fully executed. We also note that the agreement provided for an investor relations campaign on behalf of the company. Please provide us with copies of all materials, written or otherwise, which were prepared by Interactive Investors, Inc., or any of its affiliates, pursuant to this agreement, the dates the materials were first made public and how long such materials remained public. We may have additional comments.

4. We note your response to our prior comment 5. Please revise to add a risk factor to discuss any risks associated with your Chief Financial Officer, Mr. Wasserman, never having visited any of your properties, including but not limited to the risks related to your internal controls and procedures.

5. Please move the location of your financial statements so they are included in the prospectus and are located prior to the back cover page of the prospectus.

Registration Statement Cover Page

6. We note your response to our prior comment 6 and reissue in part. Please refer to footnote 1 to the Calculation of Registration Fee table. We note that you are relying on Rule 416(b) of the Securities Act of 1933. Please revise footnote 1 to track the language of that subsection. In this regard, please delete the references to "recapitalizations or other similar transactions."

7. Please revise to include an updated primary standard industrial classification code number on your registration statement cover page.

Prospectus Cover Page

8. We note your response to our prior comment 7 and we are currently reviewing your response. We may have additional comments.

9. In light of your response to our prior comment 7 and the fact that the asset purchase agreement contemplated Continental Resources Group, Inc.'s liquidation and distribution of the shares to Continental's shareholders, please provide us an analysis explaining why the distribution to the shareholders of Continental was not required to be registered at the

time the sale of assets was submitted to the shareholders of Continental for their consent to approve the transaction. Refer to Section 5 and Rule 145 of the Securities Act of 1933.

Prospectus Summary, page 1

Overview, page 1

10. We note your response to our prior comment 10. In one of your introductory paragraphs on page 1, please revise to disclose your net losses for your last fiscal year and most recent interim period.

Business Strategy, page 1

11. We note your disclosure in the first paragraph that you will require external funding to pursue your exploration programs. We also note your disclosure in the Relief Canyon Properties section on page 1 that your 2012 exploration program is estimated to cost approximately $2.2 million. Please revise the last sentence to quantify the total external funding needed to pursue your proposed exploration program for your Relief Canyon properties, not just for fiscal year 2012, and to clarify whether you have the funds necessary to execute your 2012 exploration program. Please also revise here to clarify that you will require external funding not only to pursue your exploration programs but also to maintain your operations beginning in 2013. In this regard, we note your disclosure in the second risk factor on page 4. Please also revise the second risk factor on page 4 accordingly.

12. Please revise the last sentence of the second paragraph to clarify that there is no assurance you will be able to raise capital on acceptable terms or at all.

Relief Canyon Properties, page 1

13. Please revise the first paragraph to briefly discuss in greater detail your 2012 exploration program and disclose the steps that you have taken as part of this program.

14. We note your disclosure in the first paragraph that if you obtain additional external funding, you intend to expand your 2012 exploration program. Please revise to quantify the total external funding needed to expand your exploration program and to briefly discuss your proposed expanded exploration program and how that differs from your 2012 exploration program as currently disclosed.

Financial Results, page 2

15. We note that your burn rate does not include "exploration" costs even though your 2012 exploration program has commenced. Your current burn rate does not appear to accurately reflect the substantial costs of the exploration program. Please revise to

include the estimated exploration costs or explain to us why such disclosure is not necessary.

Risk Factors, page 3

We are an exploration stage company, page 3

16. Please revise the risk factor and risk factor heading to disclose your net losses.

The mining industry is capital intensive and we may be unable to raise necessary funding, page 4

17. We note that the various costs disclosed in this risk factor do not appear to align with the costs disclosed in the Prospectus Summary on page 1. For example, we note that you disclose that your 2012 exploration program is estimated to cost approximately $2.2 million and that your burn rate is $280,000 per month. Please reconcile your various cost estimates.

We must make annual lease payments, page 5

18. We note your response to our prior comment 22 and reissue. Please revise here to quantify your annual claim maintenance payments to the U.S. Bureau of Land Management and any other material payments to state or county entities.

Our property title may be challenged, page 6

19. We note your disclosure on page 38 that you are currently involved in litigation related to your acquisition of the Relief Canyon Mine property. Please revise this risk factor or add a new risk factor to discuss this litigation and any associated risks.

Our directors and executive officers lack significant experience, page 7

20. Please revise the risk factor to disclose the risks that your Chief Financial Officer does not have any professional experience or technical education in the mining industry. We note your response to our prior comment 15.

There is currently a very limited trading market for our common stock, page 11

21. We note your response to our prior comment 23 and reissue. Reference is made to the "investor relations campaigns" described in the first paragraph. Please provide us with any promotional and sales materials you used or intend to use since the filing of this registration statement. In addition, please tell us whether the materials used meet or will meet the requirements of Securities Act Section 10 as well as how you complied or intend to comply with Securities Act Section 5 and Rule 433 of Regulation C. Please tell us in greater detail the types of promotional and sales materials you used or will use, how

and when you distributed or will distribute such material, and whether any written communications that were or may not be preceded or accompanied by this prospectus complied or will comply with Securities Act Rule 134. For each of your past campaigns and any future campaigns, provide the requested analysis. For example, you note that you have filed the presentations on Form 8-K. Explain to us how you complied with the above-referenced rules and regulations.

Use of Proceeds, page 12

22. We note that you have multiple selling stockholders. Please revise the disclosure accordingly.

Management's Discussion and Analysis of Financial Condition, page 14

For the three months ended March 31, 2012 and March 31, 2011, page 17

23. In light of the fact that the company has recently acquired and disposed of a number of properties, we believe it would be beneficial to provide a table of contractual obligations to disclose the debt and obligations of the company as of the end of the most recent interim period. Please revise accordingly.

Liquidity and Capital Resources, page 20

24. We note your response to our prior comment 30 and reissue. We note your disclosures throughout this filing that you only have sufficient capital to fund operations and to pursue your exploration program through the end of 2012 and that beginning in 2013 you will need to raise external funding to maintain your operations and to pursue your exploration programs in the future. Please revise this section to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained. In this regard, we note that your current disclosure is focused solely on 2012 and does not address your monthly burn rate or any operations or exploration programs beyond 2012. This section should present investors with a clear picture of your liquidity position to include amounts necessary to fund your operations and exploration program in the short and long term. Please revise and to the extent applicable reconcile your disclosure in this section with the disclosure in the Liquidity and Capital Resources section on page 24.

Business and Properties, page 30

Corporate Structure, page 30

25. We note your disclosure in the second sentence that Pershing Gold Corporation owns directly and plans to explore other gold exploration properties adjacent to the Relief

Canyon Mine property. Please revise to clarify that these other properties include the Pershing Pass and Relief Canyon Expansion properties.

Business Strategy, page 30

26. Please revise to substantiate the claim that your properties have "known mineralization." Also explain what is an "advanced stage of exploration."

Relief Canyon Properties, page 32

Rock Formations and Mineralization, page 33

27. We note your response to our prior comment 45 and reissue. Please revise to provide the source of your disclosure in this section. In this regard, we note that you provided the source of your disclosure in your response letter but did not revise this section to also provide the source.

2011 Drill Program, page 33

28. We note that your disclosure in the first paragraph references a map with respect to the North, Southwest and Range Front exploration targets. Please include the referenced map or revise this section as applicable.

2012 Exploration Program, page 33

29. We note that your exploration program only contemplates exploration activities in 2012. Please advise, with a view towards revised disclosure in this section and throughout the registration statement, if you have any follow-on exploration plans for 2013.

30. We note your disclosure in the first paragraph that your 2012 exploration program is estimated to cost approximately $2.2 million. We also note that the detailed costs disclosed for the Relief Canyon Mine, Pershing Pass and Relief Canyon Expansion properties totals $2.9 million. Please reconcile.

31. We note your disclosure that if you obtain additional external financing you will expand your 2012 exploration program. Please revise to discuss in greater detail your proposed expanded exploration plans to include scope of work, anticipated timing and costs.

32. We note that certain milestones in your 2012 exploration program have passed. In this regard, we note the references to April 2012 and mid-June. Please revise this section as applicable.

Part II

Item 16. Exhibits and Financial Statements, page 74

33. We note that this is not an underwritten offering. Please advise why you have included and annotated that an Exhibit 1.1 captioned "Underwriting Agreement" and an Exhibit 4.1 captioned "Form of Underwriting Warrant" will be filed by amendment.

Financial Statements, page F-1

34. We note your reference to Form 10-Q for the quarterly period ended March 31, 2012. We also note that these unaudited interim financial statements are being included in a Form S-1. Please revise your introductory heading as applicable.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Harvey J. Kesner, Esq.